# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PURE CYCLE CORPORATION, CIK 0000276720
CUSIP: 746228303
Title of class of securities: Common Stock 1/3 of $.01 par value
Address of issuer's principal executive offices: 34501 E Quincy Avenue, Bldg 1, Suite D, Watkins, Colorado (CO), 80137
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001829240
Persons authorized to receive notices and communications: DANIEL J. ROLLER, MARAN CAPITAL MANAGEMENT, LLC, 250 Fillmore Street, Suite 150, Denver, Colorado (CO), 80206, (303) 800-7551; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- Maran Capital Management, LLC (CIK 0001829240): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,549,000; sole dispositive power 0; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,549,000 (14.7% of the class)
- Maran Partners Fund, LP (CIK 0001655289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran Partners GP, LLC (CIK 0001829261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran SPV1 LP (CIK 0002089566): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Maran SPV GP, LLC (CIK 0001829571): type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Plaisance SPV I, LLC (CIK 0001791049): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (10.8% of the class)
- Daniel J. Roller (CIK 0001829268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,549,000; sole dispositive power 0; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,549,000 (14.7% of the class)
- Daniel Kozlowski (CIK 0001791057): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 348,557; shared voting power 0; sole dispositive power 348,557; shared dispositive power 0; aggregate amount beneficially owned 348,557 (1.4% of the class)
- Plaisance Capital, LLC (CIK 0001761269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock 1/3 of $.01 par value
Name of issuer: PURE CYCLE CORPORATION
Address of issuer's principal executive offices: 34501 E Quincy Avenue, Bldg 1, Suite D, Watkins, Colorado (CO), 80137
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock 1/3 of $.01 par value per share (the "Common Stock"), of Pure Cycle Corporation, a corporation incorporated under the laws of the State of Colorado, U.S.A. with its principal executive offices located at 34501 E. Quincy Avenue, Bldg. 1, Suite D, Watkins, CO 80137 (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) Maran Capital Management, LLC, a Delaware limited liability company ("MCM"), (ii) Maran Partners Fund, LP, a Delaware limited partnership ("MPF"), (iii) Maran Partners GP, LLC, a Delaware limited liability company ("MPGP"), (iv) Maran SPV1 LP, a Delaware limited partnership ("MSPV1"), (v) Maran SPV GP, LLC, a Colorado limited liability company ("MSPVGP"), (vi) Plaisance SPV I, LLC, a Delaware limited liability company ("PSPVI"), (vii) Daniel J. Roller ("Mr. Roller"), (viii) Daniel Kozlowski ("Mr. Kozlowski"), and (viii) Plaisance Capital, LLC, a Delaware limited liability company ("PC") (the foregoing persons are hereinafter referred to collectively as the "Reporting Persons"). Mr. Roller is the sole managing member of MCM, which is the investment manager of MPF, MSPV1, and PSPVI. Mr. Roller is the sole managing member of MPGP, which is the general partner of MPF. Mr. Roller is the sole managing member of MSPVGP, which is the general partner of MSPV1. Mr. Kozlowski is the sole managing member of PC.
Residence or business address: The principal business address of MPF, MPGP, MSPV1, MSPVGP, PSPVI, MCM and Mr. Roller is c/o Maran Capital Management, LLC, 250 Fillmore St, Suite 150, Denver, CO 80206. The principal business address of Mr. Kozlowski and PC is 4790 S. Lafayette Street, Englewood, CO 80113.
Present principal occupation or employment: The principal business of MPF, MSPV1, and PSPVI is that of private funds engaged in investment in securities for their own account. The principal business of MCM is providing administrative and management services to MPF, MSPV1, and PSPVI and other funds. The principal business of MPGP is serving as general partner of MPF. The principal business of MSPVGP is serving as general partner of MSPV1 and other funds. The principal occupation or employment of Mr. Roller is manager of MCM, MPGP, and MSPVGP. The principal occupation or employment of Mr. Kozlowski is self-employed businessperson and investor. The principal business of PC is serving as a private holding company.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Roller and Mr. Kozlowski are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 469,000 shares of Common Stock directly owned by MPF is approximately $4,612,271, including brokerage commissions. The aggregate purchase price of the 480,000 shares of Common Stock directly owned by MSPV1 is approximately $5,288,230, including brokerage commissions. The aggregate purchase price of the 2,600,000 shares held by PSPVI is approximately $25,279,756, including brokerage commissions. The aggregate purchase price of the 348,557 shares held by Mr. Kozlowski is approximately $2,519,640. No part of the purchase price represents borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold their shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's board of directors ("Board") and management, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the composition and selection of the Issuer's Board and management team generally, and the potential for representation by the Reporting Persons on the Issuer's Board. These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).

Mr. Kozlowski currently serves as a member of the Issuer's Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the Board of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on information included in the Form 10-K filed by the Issuer for the fiscal year ended August 31, 2025, which reported that 24,080,605 shares of Common Stock were outstanding as of November 10, 2025.

As of the date of this filing, MPF and MPGP may be deemed to beneficially own 469,000 shares ("MP Shares"), or approximately 1.9%, of the outstanding Common Stock of the Issuer, MSPV1 and MSPVGP may be deemed to beneficially own 480,000 shares ("MSPV Shares"), or approximately 2.0%, of the outstanding Common Stock of the Issuer, PSPVI may be deemed to beneficially own 2,600,000 shares ("PSPV Shares"), or approximately 10.8%, of the outstanding Common Stock of the Issuer, MCM and Mr. Roller may be deemed to beneficially own 3,549,000 shares, or approximately 14.7%, of the outstanding Common Stock of the Issuer, Mr. Kozlowski may be deemed to beneficially own 348,557 shares, or approximately 1.4%, of the outstanding Common Stock of the Issuer, and PC may be deemed to hold 0 shares, or 0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
MCM is the investment manager of MPF, MSPV1, and PSPVI. MPGP is the general partner of MPF. MSPVGP is the general partner of MSPV1. Mr. Roller is the sole managing member of MCM, MPGP, and MSPVGP. Accordingly, MCM, MPGP, and Mr. Roller may be deemed to hold shared voting power and dispositive power with respect to the MP Shares; MCM, MSPVGP, and Mr. Roller may be deemed to hold shared voting power and dispositive power with respect to the MSPV Shares; and MCM and Mr. Roller may be deemed to hold shared voting power and dispositive power with respect to the PSPV Shares. Mr. Kozlowski holds sole voting power and dispositive power over the shares held by him. Mr. Kozlowski would hold sole voting power and dispositive power over any shares held by PC, however, PC holds no shares.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares reported herein as owned by each such Reporting Person.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 99.2 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: PC has an arrangement with MCM under which PC will receive a portion of the management fee and incentive allocation of MSPV1 and the management fee and carried interest of PSPVI, each of which hold shares of the Issuer as disclosed herein. The Reporting Persons have entered into the Joint Filing Agreement filed as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Schedule of Transactions in Common Stock

## Signatures
- Maran Capital Management, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (11/19/2025)
- Maran Partners Fund, LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member of Maran Partners GP, LLC, the general partner of Maran Partners Fund, LP (11/19/2025)
- Maran Partners GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (11/19/2025)
- Maran SPV1 LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member of Maran SPV GP, LLC, the general partner of Maran SPV1 LP (11/19/2025)
- Maran SPV GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (11/19/2025)
- Plaisance SPV I, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (11/19/2025)
- Daniel J. Roller: /s/ Daniel J. Roller, Daniel J. Roller (11/19/2025)
- Daniel Kozlowski: /s/ Daniel Kozlowski, Daniel Kozlowski (11/19/2025)
- Plaisance Capital, LLC: /s/ Daniel Kozlowski, Daniel Kozlowski, Managing Member (11/19/2025)